                         ARTHUR ANDERSEN LLP



               Report of Independent Public Accountants
               ----------------------------------------




To CMS Energy Corporation:

We have audited the accompanying balance sheets of CONSUMERS GAS GROUP (representing a business unit of Consumers Energy Company ("Consumers") and its wholly-owned subsidiary, Michigan Gas Storage Company) as of December 31, 1996 and 1995, and the related statements of income, common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the management of CMS Energy Corporation, the parent of Consumers. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consumers Gas Group as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                                  Arthur Andersen LLP

Detroit, Michigan,
   January 24, 1997.

                            Consumers Gas Group
                   Management's Discussion and Analysis


In 1995, CMS Energy issued a total of 7.62 million shares of Class G Common Stock. This class of common stock reflects the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage (collectively, Consumers Gas Group). Accordingly, this MD&A should be read along with the MD&A in the 1996 Annual Report of CMS Energy included and incorporated by reference herein.

CMS Energy is the parent holding company of Consumers and Enterprises. Consumers, a combination electric and gas utility company serving the Lower Peninsula of Michigan, is the principal subsidiary of CMS Energy. For further information regarding the businesses of CMS Energy, including the nature and issuance of Class G Common Stock, see the MD&A of CMS Energy.


Earnings

Net income for Consumers Gas Group for 1996 totaled $59 million, compared with $62 million for 1995. The decrease in 1996 net income reflects the reversal of a previously recorded gas contract contingency in 1995 and higher operating expenses during 1996. Partially offsetting these decreases were higher gas deliveries and revenues from value-added services and gas loaning activities during 1996. For further information, see CMS Energy's MD&A.


Cash Position, Investing and Financing

Operating Activities: Consumers Gas Group's cash requirements are met by its operating and financing activities. Consumers Gas Group's cash from operations is derived mainly from Consumers' sale and transportation of natural gas. Cash from operations for 1996 and 1995 totaled $141 million and $180 million, respectively. The $39 million decrease primarily reflects changes in the timing of cash payments related to Consumers Gas Group's operations. Consumers Gas Group uses its operating cash mainly to maintain and expand its gas utility transmission and distribution systems and to retire portions of its long-term debt and pay dividends.

Investing Activities: Cash used in investing activities totaled $145 million and $132 million for 1996 and 1995, respectively. The $13 million increase resulted from higher capital expenditures.

Financing Activities: Cash provided by financing activities in 1996 and used by financing activities in 1995 totaled $8 million and $47 million, respectively. The $55 million increase reflects cash from the issuance of long-term notes, proceeds from a bank loan and a reduction in cash used to pay common stock dividends, partially offset by a reduction in contributions from CMS Energy stockholders.

Other Investing and Financing Matters: Consumers has an agreement permitting the sale of certain accounts receivable for up to $500 million. At December 31, 1996, receivables sold totaled $318 million. Consumers Gas Group's attributed portion of these receivables sold totaled $137 million. For further information, see CMS Energy's MD&A.


Results of Operations

For Consumers Gas Group results of operations, see Gas Utility Results of Operations in CMS Energy's MD&A.


Gas Issues

For Consumers Gas Group's discussion of Gas Rate Proceedings, GCR Matters and Gas Environmental Matters, see Gas Utility Issues in CMS Energy's MD&A.


Forward-Looking Information

For cautionary statements relating to Consumers Gas Group's forward-looking information, see Forward-Looking Information in CMS Energy's MD&A.

Capital Expenditures: CMS Energy estimates the following capital expenditures for Consumers Gas Group, including new lease commitments, over the next three years. These estimates are prepared for planning purposes and are subject to revision.

                                                      In Millions
Years Ended December 31         1997          1998           1999

Gas utility (a)                 $112          $100           $100
Michigan Gas Storage               3             3              3
                                ----          ----           ----
                                $115          $103           $103
                                ====          ====           ====

(a) Includes a portion of anticipated capital expenditures common to Consumers' gas and electric utility businesses.

Consumers Gas Group expects that cash from operations and the ability to access debt markets will provide necessary working capital and liquidity to fund future capital expenditures, required debt payments, and other cash needs in the foreseeable future. For further information regarding Consumers Gas Group's forward-looking information, see the Gas Outlook discussion in CMS Energy's MD&A.


Statements of Income                                                                   Consumers Gas Group


                                                                     In Millions, Except Per Share Amounts

Years Ended December 31                                                        1996       1995        1994

Operating Revenue                                                            $1,282     $1,195      $1,151
                                                                             ------     ------      ------
Operating Expenses    Operation
                           Cost of gas sold                                     750        674         662
                           Other                                                198        194         185
                                                                             ------     ------      ------
                               Total operation                                  948        868         847
                      Maintenance                                                40         39          39
                      Depreciation, depletion and amortization                   87         83          76
                      General taxes                                              54         54          54
                                                                             ------     ------      ------
                           Total operating expenses                           1,129      1,044       1,016
                                                                             ------     ------      ------
Pretax Operating Income                                                         153        151         135
                                                                             ------     ------      ------
Other Income (Deductions)                                                        (6)         -          (2)
                                                                             ------     ------      ------
Fixed Charges         Interest on long-term debt                                 30         30          29
                      Other interest                                              6          6           5
                      Capitalized interest                                       (1)        (1)          -
                      Preferred dividends                                         6          6           5
                                                                             ------     ------      ------
                           Net fixed charges                                     41         41          39
                                                                             ------     ------      ------
Income Before Income Taxes                                                      106        110          94

Income Taxes                                                                     47         48          41
                                                                             ------     ------      ------
Net Income                                                                   $    9     $   62      $   53
                                                                             ======     ======      ======
Net Income Attributable to CMS Energy Shareholders
   through Retained Interest                                                 $   45     $   59      $   53
                                                                             ======     ======      ======
Net Income Attributable to Class G Shareholders                              $   14     $    3      $    -
                                                                             ======     ======      ======
Average Class G Common Shares Outstanding                                         8          8           -
                                                                             ======     ======      ======
Earnings Per Average Class G Common Share                                    $ 1.82     $  .38      $    -
                                                                             ======     ======      ======
Dividends Declared Per Class G Common Share                                  $ 1.15     $  .56      $    -
                                                                             ======     ======      ======


The accompanying notes are an integral part of these statements.



Statements of Cash Flows                                                               Consumers Gas Group

                                                                                               In Millions

Years Ended December 31                                                          1996      1995       1994

Cash Flows From     Net income                                                 $   59    $   62     $   53
Operating             Adjustments to reconcile net income to net cash
Activities             provided by operating activities
                         Depreciation, depletion and amortization                  87        83         76
                         Capital lease and other amortization                       4         5          4
                         Deferred income taxes and investment tax credit           13        14          4
                         Other                                                      2         -          1
                         Changes in other assets and liabilities (Note 12)        (24)       16         15
                                                                               ------    ------     ------
                           Net cash provided by operating activities              141       180        153
                                                                               ------    ------     ------

Cash Flows From     Capital expenditures (excludes assets placed under
Investing            capital lease) (Note 12)                                    (137)     (124)      (129)
Activities          Cost to retire property, net                                   (9)      (10)        (8)
                    Other                                                           1         2          3
                                                                               ------    ------     ------
                           Net cash used in investing activities                 (145)     (132)      (134)
                                                                               ------    ------     ------

Cash Flows From     Payment of common stock dividends                             (37)      (58)       (46)
Financing           Retirement of bonds and other long-term debt                   (8)       (6)       (31)
Activities          Payment of capital lease obligations                           (4)       (5)        (4)
                    Proceeds from bank loans                                       23         -         88
                    Proceeds from long-term note                                   22         -          -
                    Increase in notes payable, net                                  9         6         16
                    Contribution from CMS Energy stockholders                       3        18         22
                    Repayment of bank loans                                         -        (2)      (106)
                    Issuance of preferred stock                                     -         -         42
                                                                               ------    ------     ------
                           Net cash provided by (used in)
                             financing activities                                   8       (47)       (19)
                                                                               ------    ------     ------
Net Increase in Cash and Temporary Cash Investments                                 4         1          -

                    Cash and temporary cash investments
                           Beginning of year                                        5         4          4
                                                                               ------    ------     ------
                           End of year                                         $    9    $    5     $    4
                                                                               ======    ======     ======


The accompanying notes are an integral part of these statements.



Balance Sheets                                                                           Consumers Gas Group


ASSETS                                                                                           In Millions

December 31                                                                       1996                  1995

Plant and Property     Plant and property                                       $2,203                $2,169
(At Cost)              Less accumulated depreciation, depletion
                        and amortization (Note 2)                                1,133                 1,179
                                                                                ------                ------
                                                                                 1,070                   990
                       Construction work-in-progress                                46                    55
                                                                                ------                ------
                                                                                 1,116                 1,045
                                                                                ------                ------




Current Assets         Cash and temporary cash investments at cost,
                         which approximates market                                   9                     5
                       Accounts receivable and accrued revenue, less allowances
                         of $4 in 1996 and $2 in 1995 (Note 5)                      97                    99
                       Inventories at average cost
                         Gas in underground storage                                186                   184
                         Materials and supplies                                      8                    10
                       Trunkline settlement                                         25                    30
                       Deferred income taxes (Note 4)                                4                     9
                       Prepayments and other                                        49                    49
                                                                                ------                ------
                                                                                   378                   386
                                                                                ------                ------




Non-current Assets     Postretirement benefits (Note 9)                            153                   161
                       Deferred income taxes (Note 4)                               11                    14
                       Trunkline settlement                                          -                    25
                       Other                                                        59                    59
                                                                                ------                ------
                                                                                   223                   259
                                                                                ------                ------

Total Assets                                                                    $1,717                $1,690
                                                                                ======                ======



                                                                                         Consumers Gas Group


STOCKHOLDERS' INVESTMENT AND LIABILITIES                                                         In Millions

December 31                                                                       1996                  1995

Capitalization         Common stockholders' equity
(Note 6)                 Common stock                                           $  184                $  184
                         Paid-in-capital                                           128                   125
                         Retained earnings since December 31, 1992                  52                    30
                                                                                ------                ------
                                                                                   364                   339
                       Preferred stock                                              78                    78
                       Long-term debt                                              446                   411
                       Non-current portion of capital leases (Note 10)              17                    20
                                                                                ------                ------
                                                                                   905                   848
                                                                                ------                ------

Current Liabilities    Current portion of long-term debt and capital leases         24                    23
                       Notes payable                                               114                   105
                       Accounts payable                                             85                    79
                       Accrued taxes                                                61                    66
                       Trunkline settlement                                         25                    30
                       Accrued refunds                                               7                    20
                       Accrued interest                                              7                     7
                       Other                                                        52                    52
                                                                                ------                ------
                                                                                   375                   382
                                                                                ------                ------

Non-current            Postretirement benefits (Note 9)                            171                   175
Liabilities            Regulatory liabilities for income taxes, net
                        (Notes 4 and 13)                                           169                   162
                       Deferred investment tax credit                               27                    28
                       Trunkline settlement                                          -                    25
                       Other                                                        70                    70
                                                                                ------                ------
                                                                                   437                   460
                                                                                ------                ------

                       Commitments and Contingencies (Notes 3, 10 and 11)


Total Stockholders' Investment and Liabilities                                  $1,717                $1,690
                                                                                ======                ======


The accompanying notes are an integral part of these statements.



Statements of Common Stockholders' Equity                                              Consumers Gas Group


                                                                                               In Millions

                                                                          Other
                                                            Common      Paid-in      Retained
                                                             Stock      Capital      Earnings        Total

Balance at January 1, 1994 (a)                                $184         $ 85          $ 19         $288

   Net income                                                                              53           53
   Common stock dividends declared                                                        (46)         (46)
   CMS Energy stockholders' contribution                                     22                         22
                                                              ----         ----          ----         ----
Balance at December 31, 1994 (a)                               184          107            26          317

   Net income                                                                              62           62
   Common stock dividends declared                                                        (58)         (58)
   CMS Energy stockholders' contribution                                     18                         18
                                                              ----         ----          ----         ----
Balance at December 31, 1995 (a)                               184          125            30          339

   Net income                                                                              59           59
   Common stock dividends declared                                                        (37)         (37)
   CMS Energy stockholders' contribution                                      3                          3
                                                              ----         ----          ----         ----
Balance at December 31, 1996 (a)                              $184         $128          $ 52         $364
                                                              ====         ====          ====         ====


(a)  Number of shares of Consumers' common stock outstanding was 84,108,789.  Common stock allocated to the
     Consumers Gas Group is consistent with the allocation method discussed in Note 6.

The accompanying notes are an integral part of these statements.


                            Consumers Gas Group
                       Notes to Financial Statements


1:   Corporate Structure

CMS Energy is the parent holding company of Consumers and Enterprises. Consumers, a combination electric and gas utility company serving the Lower Peninsula of Michigan, is the principal subsidiary of CMS Energy. For further information regarding the business of CMS Energy, see the Notes to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.

In 1995, CMS Energy issued a total of 7.62 million shares of Class G Common Stock. This new class of common stock reflects the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage (collectively, Consumers Gas Group). For further information regarding the nature and issuance of the Class G Common Stock, see Note 8 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.

These financial statements and their related notes should be read along with the financial statements and notes contained in the 1996 Annual Report of CMS Energy that includes the Report of Independent Public Accountants, included and incorporated by reference herein.


2:   Summary of Significant Accounting Policies and Other Matters

Basis of Presentation: Consumers is a regulated utility. Accordingly, the majority of the accounting allocation policies described within these notes have a long-standing basis and have historically been used in proceedings conducted before the MPSC. The financial statements for Consumers Gas Group have been prepared based upon consistent methods that management believes are reasonable and appropriate to reflect its financial position, results of operations and cash flows. Where appropriate, the financial statements reflect the assets, liabilities, revenues and expenses directly related to Consumers Gas Group. However, in instances where common accounts (containing both electric and gas activities) were not readily attributable to a single business segment, management allocated to Consumers Gas Group's financial statements based on certain measures of business activities, such as gas revenues, salaries, other operation and maintenance expenditures, number of gas customers in relationship to total utility customers and/or functional use surveys. Management believes the attributions are reasonable.

Although the financial statements of Consumers Gas Group separately report the assets, liabilities and stockholders' equity, legal title to such assets and the responsibility for such liabilities are not separately identifiable to a specific class of common stock. Therefore, the creditors of CMS Energy are unaffected by the implementation of Consumers Gas Group, because all assets of the corporation remain available to satisfy all liabilities. The holders of CMS Energy Common Stock and the Class G Common Stock will be subject to all risks associated with investments in CMS Energy. Holders of Class G Common Stock have no direct rights in the equity or assets of Consumers Gas Group, but rather have rights in the equity and assets of CMS Energy.

The financial statements of Consumers Gas Group incorporate Consumers' natural gas utility business and the related business of Michigan Gas Storage. The Consumers Gas Group and the remaining business segments of CMS Energy comprise all of the accounts included in the Consolidated Financial Statements of CMS Energy.

The financial statements of Consumers Gas Group were prepared in accordance with generally accepted accounting principles on a consistent basis and include the use of management's estimates. Any future changes in accounting policy not mandated by appropriate authorities must be, in management's opinion, preferable to the policy in place and must be disclosed in accordance with generally accepted accounting principles. For presentation purposes, all material transactions between companies within Consumers Gas Group have been eliminated.

Earnings Per Share and Dividends: Earnings per share for the year ended December 31, 1996, reflects the performance of Consumers Gas Group. Earnings per share reflects the performance of Consumers Gas Group since the initial issuance of the Class G Common Stock in 1995. The earnings
(loss) attributable to Class G Common Stock and the related amounts per share are computed by considering the weighted average number of shares of Class G Common Stock outstanding.

Earnings attributable to outstanding Class G Common Stock are equal to Consumers Gas Group's net income multiplied by a fraction; the numerator is the weighted average number of Outstanding Shares during the period, and the denominator is the weighted average number of Outstanding Shares and Retained Interest Shares during the period. The earnings attributable to Class G Common Stock on a per share basis, for the years ended December 31, 1996 and 1995, are based on 23.79 percent of the income of Consumers Gas Group and 23.45 percent of the income of Consumers Gas Group since the initial issuance, respectively.

Earnings per share for Class G Common Stock is omitted from the statement of income, for the year ended December 31, 1994, since the Class G Common Stock was not part of the equity structure of CMS Energy. For purpose of analysis, following are pro forma data for the years ended December 31, 1995 and 1994 which give effect to the issuance and sale of 7.52 million shares of Class G Common Stock (representing 23.50 percent of the equity attributable to Consumers Gas Group) on January 1, 1994.

                                  In Millions, Except Per Share Amounts
                                           Actual  Pro Forma  Pro Forma
Years Ended December 31                      1996       1995       1994

Consumers Gas Group net income               $ 59       $ 62       $ 53

Net Income attributable to CMS Energy
 Common Stock through Retained Interest      $ 45       $ 47       $ 41

Net Income attributable to outstanding
 Class G Common Stock                        $ 14       $ 15       $ 12

Average shares outstanding of Class G
 Common Stock                               7.727      7.536      7.520

Earnings per share attributable to
 outstanding Class G Common Stock           $1.82      $1.93      $1.66


Holders of Class G Common Stock have no direct rights in the equity or assets of Consumers Gas Group, but rather have rights in the equity and assets of CMS Energy as a whole. In the sole discretion of the Board of Directors, dividends may be paid exclusively to the holders of Class G Common Stock, exclusively to the holders of CMS Energy Common Stock, or to the holders of both classes in equal or unequal amounts. Dividends on Class G Common Stock are paid at the discretion of the Board of Directors based primarily upon the earnings and financial condition of Consumers Gas Group, and to a lesser extent, CMS Energy as a whole. It is the Board of Directors' current intention that the declaration or payment of dividends with respect to the Class G Common Stock will not be reduced, suspended or eliminated as a result of factors arising out of or relating to the electric utility business or the non-utility businesses of CMS Energy unless such factors also require, in the Board of Directors' sole discretion, the omission of the declaration or reduction in payment of dividends on both the CMS Energy Common Stock and the Class G Common Stock.

The portion of Consumers' common dividends attributed to Consumers Gas Group, for periods prior to the 1995 issuance of the Class G Common Stock, have been reflected in the financial statements. These dividend amounts were allocated based on the ratio of Consumers Gas Group's net income to Consumers' consolidated net income after dividends on preferred stock. This ratio was then applied to Consumers' total dividend payments for these periods. Dividends declared on the Class G Common Stock following the issuance are also reflected in the financial statements. In February and May 1996, CMS Energy paid dividends of $.28 per share on Class G Common Stock. In August and November of 1996, and February 1997,
CMS Energy paid dividends of $.295 per share on Class G Common Stock.

Related Party Transactions: Consumers Gas Group sold, stored and transported natural gas and provided other services to the MCV Partnership totaling approximately $13 million for 1996, 1995 and 1994. Consumers Gas Group purchases a portion of its gas from CMS NOMECO. The amounts of purchases for the years ended December 31, 1996, 1995 and 1994 totaled $24 million, $19 million and $1 million, respectively.

Other: For significant accounting policies refer to the following Notes to Consolidated Financial Statements of CMS Energy: for Consumers Gas Group's gas inventory, maintenance, depreciation and depletion, revenue and fuel costs, and utility regulation, see Note 2; for income taxes, see
Note 5; for executive incentive compensation, see Note 11; for pensions and other postretirement benefits, see Note 12; and for cash equivalents, see Note 17 included and incorporated by reference herein.


3:   Rate Matters

For information regarding rate matters directly affecting Consumers Gas Group, see the Gas Proceedings discussion in Note 4 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.


4:   Income Taxes

Consumers Gas Group is included in the consolidated federal income tax return filed by CMS Energy (see Note 5 to the Consolidated Financial Statements of CMS Energy). The financial statement provision and actual cash tax payments have been reflected in Consumers Gas Group's financial statements in accordance with CMS Energy's tax allocation policy. The financial statement amounts reflect management's estimate of the separate taxable income of the segment, the effect of deferred tax accounting for temporary differences that arise and the amortization of ITC over the life of the related property included within the Consumers Gas Group. Tax settlements at Consumers Gas Group are consistent with settlements of CMS Energy's consolidated tax returns and are generally settled in the year, or in the year following the year in which such amounts are accrued.

The significant components of income tax expense (benefit) for Consumers Gas Group consisted of:

                                                        In Millions
Years Ended December 31             1996          1995         1994

Current federal income taxes         $34           $34          $37
Deferred income taxes                 14            16            6
Deferred ITC, net                     (1)           (2)          (2)
                                     ---           ---          ---
                                     $47           $48          $41
                                     ===           ===          ===

Operating                            $49           $48          $41
Other                                 (2)            -            -
                                     ---           ---          ---
                                     $47           $48          $41
                                     ===           ===          ===

The principal components of deferred tax assets (liabilities) recognized in the balance sheet for Consumers Gas Group are as follows.

                                                        In Millions
December 31                                       1996         1995

Property                                          $(60)        $(54)
Postretirement benefits (Note 9)                   (57)         (59)
Employee benefit obligations (includes post-
 retirement benefits of $57 and $59) (Note 9)       69           70
Regulatory liability for income taxes               59           57
Other                                                4            9
                                                  ----         ----
                                                  $ 15         $ 23
                                                 =====        =====

Gross deferred tax liabilities                   $(226)       $(227)
Gross deferred tax assets                          241          250
                                                 -----        -----
                                                 $  15        $  23
                                                 =====        =====

The actual income tax expense for Consumers Gas Group differs from the amount computed by applying the statutory federal tax rate to income before income taxes as follows.

                                                        In Millions
Years Ended December 31             1996          1995         1994

Net income before preferred
 dividends                          $ 65          $ 68         $ 58
Income tax expense                    47            48           41
                                    ----          ----         ----

                                     112           116           99
Statutory federal income tax rate   x 35%         x 35%        x 35%
                                    ----          ----         ----
Expected income tax expense           39            41           35

Increase (decrease) in taxes from:
  Differences in book and tax
   depreciation not previously
   deferred                           10             9            8
  ITC amortization                    (2)          (2)           (2)

                                    ----          ----         ----
Actual income tax expense           $ 47          $ 48         $ 41
                                    ====          ====         ====


5:   Short-Term Financings

Consumers' short-term financings are discussed in Note 6 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.

Consumers generally manages its short-term financings on a centralized consolidated basis. The portion of receivables sold attributable to Consumers Gas Group at both December 31, 1996 and 1995, is estimated by management to be $137 million. Accounts receivable and accrued revenue in the balance sheets have been reduced to reflect receivables sold. The portions of short-term debt and receivables sold attributed to Consumers Gas Group reflect the high utilization of short-term borrowing to finance the purchase of gas for storage in the summer and fall periods. The allocation of short-term financings and related interest charges to Consumers Gas Group generally follows the ratio of gas utility assets to total Consumers' assets. Additionally, the carrying costs for Consumers' sales of certain of its accounts receivable under its trade receivable purchase and sale agreement generally are allocated to Consumers Gas Group based on the ratio of customer revenues contributed by Consumers' gas customers to total Consumers' revenue. However, as a result of the centralized management of short-term financing, the amounts allocated to Consumers Gas Group are further adjusted in both the seasonal gas inventory build-up period (second and third quarters) and the high seasonal gas sales period (first and fourth quarters) to more closely reflect the higher short-term financing requirements of the inventory build-up period and conversely the lower financing requirements during the higher sales periods. Management believes these allocations to be reasonable.


6:   Capitalization

Capital Stock and Long-Term Debt: Consumers Gas Group's capital stock and long-term debt, including debt resulting from the sale of Trust Originated Preferred Securities, have been allocated based on the ratio of gas utility assets (including common assets attributed to the gas utility segment) to total Consumers' assets. Management believes these measurements are reasonable. For information regarding the capital stock and long-term debt of CMS Energy and Consumers, see Notes 7 and 8 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.


7:   Financial Instruments

The carrying amount of Consumers Gas Group's long-term debt was $446 million and $411 million and the fair value was $448 million and $417 million as of December 31, 1996 and 1995, respectively. For additional information regarding financial instruments, see Note 10 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.


8:   Executive Incentive Compensation

For information regarding CMS Energy's Performance Incentive Stock Plan, restricted shares of Common Stock, stock options and stock appreciation rights, see Note 11 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein. This plan allows for awards of Class G Common Stock, and has established criteria for certain plan awards.


9:   Retirement Benefits

Postretirement Benefit Plans Other Than Pensions: Consumers Gas Group's attributed portion of CMS Energy's net periodic cost for health and life insurance benefits totaled $15 million, $15 million and $17 million in 1996, 1995 and 1994, respectively. These allocations were based on the ratio of salaries and wages related to Consumers' gas operations to Consumers' total salaries and wages. Management believes these allocations are reasonable.

Consumers Gas Group's attributed portion of CMS Energy's total recorded liability for postretirement benefit plans is estimated to be $163 million and $169 million at December 31, 1996 and 1995, respectively. These amounts were allocated based on policies Consumers has historically used in proceedings conducted before the MPSC. For further information regarding CMS Energy's postretirement benefit plans other than pensions, see Note 12 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.

Supplemental Executive Retirement Plan: The attributed trust assets of Consumers Gas Group were $6 million at December 31, 1996 and 1995, and were classified as other non-current assets. These allocations were based on a ratio of salaries and wages related to Consumers' gas operations to Consumers' total salaries and wages. Management believes these allocations are reasonable. For further information, see Note 12 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.

Defined Benefit Pension Plan: A trusteed, non-contributory, defined benefit Pension Plan covers substantially all employees. Consumers Gas Group's attributed portion of CMS Energy's net periodic pension cost totaled $4 million in 1996, and $3 million in 1995 and 1994. These allocations were based on the ratio of salaries and wages related to Consumers' gas operations to Consumers' total salaries and wages. Management believes these allocations are reasonable.

Consumers Gas Group's attributed portion of CMS Energy's total recorded liability for the Pension Plan totaled $13 million at December 31, 1996 and $10 million at December 31, 1995 and was allocated to Consumers Gas Group based on the ratio of salaries and wages related to Consumers' gas operations to Consumers' total salaries and wages. Consumers Gas Group's estimated portion of CMS Energy's recorded liability for the SERP totaled $6 million at December 31, 1996 and $5 million at December 31, 1995 and was allocated to Consumers Gas Group based on the ratio of salaries and wages related to Consumers' gas operations to Consumers' total salaries and wages. Management believes these allocations are reasonable. For further information, see Note 12 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.

Defined Contribution Plan: Consumers provides a defined contribution 401(k) plan to all U.S. employees of CMS Energy and its subsidiaries which are at least 80 percent owned and have adopted the plan. Consumers' contributions to the plan are invested in CMS Energy Common Stock. For further information, see Note 12 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.


10:   Leases

CMS Energy and its subsidiaries lease various assets, including vehicles, aircraft, construction equipment, computer equipment and buildings. Consumers Gas Group's attributed portion of CMS Energy's minimum rental commitments under non-cancelable leases at December 31, 1996, were:

                                            In Millions
                                         Capital Leases

1997                                              $   6
1998                                                  5
1999                                                  4
2000                                                  3
2001                                                  3
2002 and thereafter                                   5
                                                   ----

Total minimum lease payments                         26
Less imputed interest                                 5
                                                   ----

Present value of net minimum lease payments          21
Less current portion                                  4
                                                   ----

Non-current portion                                $ 17
                                                   ====

Consumers recovers these charges from customers and accordingly charges payments for its capital and operating leases to operating expense. There were no operating lease charges for Consumers Gas Group in 1996.
Operating lease charges, including charges to clearing and other accounts, for the years ended December 31, 1995 and 1994 were $1 million. Capital lease expenses for Consumers Gas Group for the years ended December 31, 1996, 1995 and 1994 were $6 million, $7 million and $6 million, respectively.

Consumers Gas Group's minimum rental commitments and lease expenses are generally allocated based on the specific use of the leased item. Common leases are allocated to Consumers Gas Group through functional use surveys, which management believes to be reasonable.

11:   Commitments and Contingencies

Capital Expenditures: Consumers Gas Group estimates capital expenditures, including new lease commitments, of $115 million for 1997 and $103 million for 1998 and 1999. These estimates include an attributed portion of Consumers' anticipated capital expenditures for common plant and equipment.

For further information regarding commitments and contingencies directly affecting Consumers Gas Group (including those involving former manufactured gas plant sites), see the Environmental Matters, Commitments for Coal and Gas Supplies, and Other discussions in Note 14 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.


12:   Supplemental Cash Flow Information

For purposes of the Statement of Cash Flows, all highly liquid investments with an original maturity of three months or less are considered cash equivalents. Consumers Gas Group's other cash flow activities and non-cash investing and financing activities for the years ended December 31 were:

                                                         In Millions
                                              1996    1995      1994

Cash transactions
  Interest paid (net of amounts capitalized)  $ 34    $ 35      $ 33
  Income taxes paid (net of refunds)            33      25        31

Non-cash transactions
  Assets placed under capital lease           $  1    $  2      $  5
  Capital leases refinanced                      -       9         -

Changes in other assets and liabilities as shown on the Statements of Cash Flows at December 31 are described below:

                                                         In Millions
                                              1996    1995      1994

Sale of receivables, net                    $    -   $  26     $ (13)
Accounts receivable                              7     (39)       11
Accrued revenue                                 (5)    (35)       30
Inventories                                      -      50        (6)
Accounts payable                                 6      11         1
Accrued refunds                                (13)      -         -
Other current assets and liabilities, net       (5)     (8)       (1)
Non-current deferred amounts, net              (14)     11        (7)
                                             -----   -----      ----
                                             $ (24)  $  16      $ 15
                                             =====   =====      ====


13:   Effects of the Ratemaking Process

The following regulatory assets (liabilities), which include both current and non-current amounts, are reflected in Consumers Gas Group's Balance Sheets. These assets represent probable future revenue to Consumers associated with certain incurred costs as these costs are recovered through the ratemaking process. Virtually all of these costs are being recovered through current rates.

                                                       In Millions
December 31                                 1996              1995

Postretirement benefits (Note 9)          $  162            $  169
Trunkline settlement                          25                55
Manufactured gas plant sites                  47                47
Other                                          3                 5
                                          ------            ------
Total regulatory assets                   $  237            $  276
                                          ======            ======

Regulatory liabilities for income taxes   $ (169)           $ (162)
                                          ======            ======


Quarterly Financial and Common Stock Information                                         Consumers Gas Group


                                                                       In Millions, Except Per Share Amounts

                                        1996 (Unaudited)                          1995 (Unaudited)

Quarters Ended              March 31   June 30  Sept. 30   Dec. 31    March 31   June 30  Sept. 30   Dec. 31

Operating revenue               $548      $209      $123      $402        $482      $197      $122      $394

Pretax operating income (loss)   $91       $22       $(1)      $41         $91       $17        $2       $41

Net income (loss)                $48        $5       $(9)      $15         $49        $3       $(8)      $18

Earning (loss) per average
 common share                  $1.50      $.16     $(.28)     $.44           -         -     $(.17)     $.55

Dividends declared per
 common share                   $.28      $.28     $.295     $.295           -         -      $.28      $.28

Common stock prices (a)
  High                           $20   $19-3/8   $18-7/8   $19-1/4           -         -   $18-3/4   $18-7/8
  Low                        $17-7/8   $17-1/2   $16-5/8   $17-3/8           -         -   $16-1/8   $17-5/8


(a) Based on New York Stock Exchange - Composite transactions.
